January 10, 2025

Brian Knaley
Chief Executive Officer
Nuburu, Inc.
7442 S Tucsoan Way, Suite 130
Centennial, CO 80112

       Re: Nuburu, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed January 8, 2025
           File No. 333-281682
Dear Brian Knaley:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed January 8, 2025 General

1. We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. Refer to
       General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly.
 January 10, 2025
Page 2

       Please contact Patrick Fullem at 202-551-8337 or Jay Ingram at 202-551-3397 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:   Amy Bowler